Hustlr, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hustlr, Inc. Management

We have reviewed the accompanying financial statements of Hustlr, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 10, 2025

HUSTLR, INC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	36	79
Total Current Assets		36	79
Non-Current Assets:			
Total Non-Current Assets		-	-
TOTAL ASSETS	$	36	79
LIABILITIES AND EQUITY			
Current Liabilities:			
Accrued Expenses		39,600	39,600
Total Current Liabilities	$	39,600	39,600
Non-Current Liabilities:			
Total Non-Current Liabilities	$	-	-
TOTAL LIABILITIES		39,600	39,600
EQUITY			
Common Stock		10,000	10,000
APIC	$	7,810	32,500
Accumulated Deficit		(57,374)	(82,021)
TOTAL EQUITY	$	(39,564)	(39,521)
TOTAL LIABILITIES AND EQUITY	$	36	79

See Accompanying Notes to these Unaudited Financial Statements

HUSTLR, INC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
SaaS Revenue	$	21,688	8,600
Gross Profit	$	21,688	8,600
Operating Expenses			
General & Administrative	$	49,622	48,309
Total Operating Expenses		**49,622**	**48,309**
Total Loss from Operations	$	**(27,934)**	**(39,709)**
Other Income (Expense)			
Other Miscellaneous Income	$	340	-
Total Other Income (Expense)		**340**	**-**
Net Income (Loss)	**$**	**(27,594)**	**(39,709)**

See Accompanying Notes to these Unaudited Financial Statements

HUSTLR, INC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock	5,000	10,000	-	-	10,000
Additional Paid-in Capital	-	-	32,500	-	32,500
Prior Period Adjustment	-	-		(42,312)	(42,312)
Net income (loss)	-	-	-	(39,709)	(39,709)
Ending balance at 12/31/23	5,000	10,000	32,500	(82,021)	(39,521)
Issuance of Common Stock	-		-	-	-
Additional Paid-in Capital	-	-	(24,690)	-	(24,690)
Prior Period Adjustment	-	-		52,241	52,241
Net income (loss)	-	-	-	(27,594)	(27,594)
Ending balance at 12/31/24	5,000	10,000	7,810	(57,374)	(39,564)

See Accompanying Notes to these Unaudited Financial Statements

HUSTLR, INC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(27,594)	(39,709)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accrued Expenses		-	39,600
Prior Period Adjustment		52,241	(42,312)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		52,241	(2,712)
Net Cash provided by (used in) Operating Activities	$	24,647	(42,421)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Common Stock	$	-	10,000
APIC		(24,690)	32,500
Net Cash used in (provided by) Financing Activities	$	(24,690)	42,500
Cash at the beginning of period		79	-
Net Cash increase (decrease) for period	$	(43)	79
Cash at end of period	$	36	79

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hustlr Inc. ("the Company") was incorporated in Delaware on October 17th 2017. The Company develops and operates technology products, with a focus on marketplace platforms and AI-powered software solutions. Hustlr generates revenue through SaaS development, IT outsourcing services, and marketplace transaction fees. In 2022, Hustlr launched its flagship product, GigMarket.com ("GigMarket"), a local gig-economy marketplace app that connects customers with trusted gig workers such as movers, cleaners, and handymen. GigMarket generates revenues through service fees, commissions on completed jobs, and subscription plans for both customers and workers. The Company's headquarters and development operations are in Washington, D.C. (United States). Customers are currently concentrated in the D.C. metro area, with expansion planned nationwide across major U.S. cities. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt about the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $36 and $79 in cash as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a monthly subscription service on its product, Gig Market, to customers seeking gig workers such as movers, cleaners and handymen. This subscription is also payable by the workers seeking employment via this app. This subscription is charged at $50 per month. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to ensure that the product is user friendly and makes use of reputable workers which clients may hire.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024 and 2023, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those

issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. During the year ended December 31st, 2024, both shareholders provided capital to fund business operations. These were informal and there are no official agreements for these contributions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no debt or liability during the years under review.

NOTE 6 – EQUITY

The Company has authorized 5,000 of common shares with a par value of $2.00 per share. 5,000 shares were issued and outstanding as of 2024 and 2023. As of the financial statement cutoff date, the authorized capital amounts to 5,000 shares, distributed among the partners with a 53% ownership for Doug Nguyen (CEO) and 47% for Tuan Do (CTO). The Cap Table reflects a possible future capitalization with 10,000,000 shares, pending an amendment to the Articles of Incorporation. Any change will be disclosed as a subsequent event in accordance with US GAAP.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Oct 10, 2025, the date these financial statements were available to be issued. The company plans to amend its Articles of Incorporation for authorization of 10,000,000 common shares.